Northern Dynasty Completes Acquisition of Mission Gold

December 24, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) and Mission Gold Ltd. (TSXV: MGL) (“Mission Gold”) are pleased to announce completion of the previously announced plan of arrangement (the “Arrangement”) whereby Northern Dynasty has acquired 100% of the issued and outstanding common shares of Mission Gold. Pursuant to the Arrangement, Northern Dynasty issued an aggregate of 27,593,341 common shares to the former shareholders of Mission Gold (0.5467 of a Northern Dynasty common share for each issued Mission Gold common share which exchange ratio has been determined pursuant to the working capital adjustment provision of the Arrangement). In addition, warrants to purchase an aggregate of 13,182,076 common shares of Mission Gold at a price of $0.50 per share were exchanged for warrants to purchase an aggregate of 13,182,076 common shares of Northern Dynasty exercisable at a price of $0.55 per share on or before July 9, 2020, and warrants to purchase an aggregate of 2,735,433 common shares of Mission Gold at a price of $2.72 per share were exchanged for warrants to purchase an aggregate of 2,735,433 common shares of Northern Dynasty exercisable at a price of $3.00 per share on or before September 14, 2017.

Also pursuant to the Arrangement, Mr. Marcel de Groot was appointed as a director of Northern Dynasty.

The Arrangement was approved by 100% of the votes cast by securityholders of Mission Gold at an annual general and special meeting held on December 21, 2015. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on December 23, 2015. Pursuant to the Arrangement, Mission Gold amalgamated with a wholly-owned subsidiary of Northern Dynasty to form a merged company that is wholly-owned by Northern Dynasty. Mission Gold common shares will be delisted from the TSX Venture Exchange after market close on December 24, 2015, and Northern Dynasty will make applications to the relevant securities commissions for Mission Gold to cease to be a reporting issuer under Canadian securities laws.

Immediately following closing of the Arrangement, the sale of Mission Gold’s wholly-owned subsidiary, CIC Resources Inc., was completed. The consideration received was 437,597 common shares of a TSX listed issuer having a value of $1,500,000 based on the closing price for such shares on November 20, 2015.

Full details of the Arrangement and certain other matters are set out in the management information circular of Mission Gold dated November 20, 2015, a copy of which can be found under Mission Gold’s profile on SEDAR at www.sedar.com.

Shareholders of Mission Gold who have questions or who may need assistance with the completion of letters of transmittal are advised to contact Computershare Investor Services at:

North American Toll Free:	1-800-564-6253
Email:	corporateactions@computershare.com

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. These statements include expectations about the likelihood of completing a financing and merger transaction and the ability of the Company to secure regulatory acceptance for its prospectus and registration statements. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.